EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended
	March 31,
(dollar amounts in thousands)	2013	2012
Pretax income before adjustment for income from unconsolidated subsidiaries	$15,092	$18,133
Add:
Fixed charges	5,313	7,592
Dividends received	—	—
Adjusted pretax income	$20,405	$25,725
Fixed charges:
Interest expense	$2,859	$5,480
Estimate of interest within rental expense	2,454	2,112
Total fixed charges	$5,313	$7,592
Ratio of earnings to fixed charges	3.8	3.4